TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

November 3, 2023

Dear Sir, Madam,

Sub: Company Statement

Infosys McCamish Systems ("IMS"), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited) has become aware of a cybersecurity event resulting in non-availability of certain applications and systems in IMS.

Data protection and cybersecurity are of utmost importance to us. We are working with a leading cybersecurity products provider to resolve this at the earliest and have also launched an independent investigation with them to identify potential impact on systems and data.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.11.03 15:47:55 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com